February 2, 2006

Mr. Luo Weide
Chief Financial Officer
China Eastern Airlines Corporation Limited
2550 Hong Qiao Road
Hong Qiao International Airport
Shanghai 200335
The People's Republic of China

Re: China Eastern Airlines Corporation Limited
Form 20-F for the year ended December 31, 2004
Commission File Number: 001-14550

Dear Mr. Weide:

        We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                                        Sincerely,

                                        David R. Humphrey
                                        Branch Chief